Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On June 24, 2009, NRG Energy, Inc. (“NRG”) issued the following letter to NRG stockholders:
[NRG ENERGY, INC. LETTERHEAD]
June 24, 2009
Dear NRG Stockholders:
NRG STOCKHOLDERS ARE REJECTING EXELON’S INADEQUATE OFFER
Exelon recently announced that only 12% of NRG shares were tendered into its exchange offer as of June 16, 2009, as compared with 51% tendered on February 26, 2009. The inescapable conclusion derived from the hemorrhage of support for Exelon’s offer, in our opinion, is that Exelon’s exchange offer, as inadequate as it was when first proposed on October 19, 2008, is even more inadequate today because of NRG’s dramatic value creation over the past eight months.
Whatever Exelon has said to date, we think they clearly recognize the vast erosion of support for their current proposal. Exelon has indicated it intends to make a decision at its June 30th Board meeting regarding its hostile offer for NRG. While uncertain, Exelon may decide to withdraw its offer or it may decide to increase the offer price. If Exelon increases its offer, we believe such a step would be intended to try to persuade you to replace some of the very directors who have overseen the significant value creation at NRG with directors handpicked by Exelon in the hope that the new directors nominated by Exelon would look favorably upon whatever Exelon’s offer is on the table at the time.
DON’T LET EXELON PUT ITS PEOPLE ON THE NRG BOARD
We urge you to use the WHITE proxy card to continue to send the message to Exelon that its proposal was and is inadequate, and the merit of any proposal made by Exelon is best and most impartially assessed by NRG’s highly experienced Board of Directors as presently constituted, by voting:
•	“FOR” NRG’s four highly qualified INDEPENDENT directors; and

•	“AGAINST” Exelon’s proposal to expand your Board and thereby reject the Exelon expansion slate of nominees.
YOU SHOULD ASSESS ANY OFFER FROM EXELON AGAINST THE VALUE OF
NRG’S EXISTING PORTFOLIO, TAKING INTO ACCOUNT NRG’S CONTINUING
TRACK RECORD OF ADDITIONAL VALUE CREATION BEGINNING WITH TEXAS. . .
Texas is the most attractive competitive energy market in the nation, with healthy prices for baseload power in addition to higher than national average demand growth prospects. When the current economic recession begins to subside in Texas, which has historically rebounded faster and more strongly than Exelon’s areas of concentration in the Midwest and PJM, we expect NRG stockholders will realize greater benefit from the Company’s strong position there than they would if their Texas position was severely diluted—a natural consequence of the Exelon proposal. Moreover, the strong correlation that exists between natural gas and wholesale electricity prices in Texas is a critical element of NRG’s highly successful forward contracting program which has proven instrumental in insulating NRG’s current financial performance from the effects of the economic downturn.

NRG’s low-cost baseload assets in Texas, totaling 5,340 megawatts (MW) of generating capacity, consist of: NRG’s existing nuclear plant, South Texas Project 1&2 (STP 1&2), and two modern and environmentally compliant coal plants. Additionally, NRG maintains a well–positioned 5,475MW natural gas fleet in the greater Houston area.
In June 2006, NRG launched its “RepoweringNRG” initiative to develop new, highly efficient and principally low and no carbon, generating facilities across our fleet. The centerpiece of RepoweringNRG is South Texas Project (STP 3&4,) two new advanced nuclear units, totaling 2,700MW of nameplate capacity, in Matagorda Country, Texas. NRG’s STP 3&4 project was recently chosen as one of only four nuclear development projects advanced by the Department of Energy in its loan guarantee program (out of 18 total applications, one of which was Exelon’s), positioning NRG at the forefront of US nuclear development. In addition, this week, NRG is bringing on line (on time and under budget) Cedar Bayou 4, a state-of-the-art gas-fired combined cycle plant (550MW gross). Finally, we finished our second Texas wind project (Elbow Creek) in December and began construction of our third wind farm (Langford) in the first quarter of 2009.
On top of NRG’s demonstrated value creation in its Texas generation business, on May 1, 2009, NRG acquired Reliant Energy, the leading retail electricity provider in the ERCOT market. Reliant’s retail business, which is highly complementary to NRG’s wholesale generation business in Texas, was acquired by NRG at a very attractive price: NRG paid $287.5 million plus working capital for a business which we now project to be a $250 million EBITDA/year (midcycle) business over the next several years.
What value does Exelon, in its original offer, propose to award to NRG stockholders for all of these assets and businesses in Texas?

VALUE (BEING
OFFERED BY
TEXAS	SIZE	EXC)	COMMENT
Baseload	5340MW	(1)	73% of Replacement Cost based on Exelon’s own estimates

Gas Plants	5475MW	Zero	$50-100mm EBITDA/year

Cedar Bayou 4 & Wind	620MW	Zero	New, state-of-the-art facilities with total equity invested ~$850mm

Reliant retail	1.7M customers	Zero	$250mm EBITDA/year

STP 3&4 Nuclear Development	2700MW (gross)	Zero	One of four leading projects in nuclear renaissance
(1)	In a February 2, 2009 investor presentation, Exelon assigned to NRG’s existing Texas baseload assets (which only include STP 1&2 and our two coal plants) a replacement value of $3,000 per kilowatt (KW). NRG’s 5,340MW of baseload generation in Texas, based on Exelon’s $3,000/KW replacement cost, are worth approximately $16 billion enterprise value. Subtracting out NRG’s approximate $7 billion of net corporate debt, that leaves an equity value for our baseload assets of approximate $9 billion or $33/NRG share. Compare that with the $24/NRG share Exelon is offering for all of NRG (the 0.485 exchange at closing price of Exelon on June 22 of $48.99/ps).

. . .BUT IN OUR VIEW THE “REST OF TEXAS” IS ONLY THE BEGINNING OF WHAT EXELON SEEKS TO TAKE FROM NRG STOCKHOLDERS
NRG’s non-Texas assets include:
•	NRG Northeast: 7,020MW of generating capacity located close to load centers throughout the Northeast.

•	NRG South Central: 2,845MW of natural gas and coal plants in Louisiana, featuring long term off-take contracts with local rural cooperatives.

•	NRG West: 2,130MW of natural gas sites in California and Nevada with exceptional repowering opportunities and site value.

•	NRG’s International Assets: 1,005MW including the Gladstone coal plant in Australia, as well as the Schkopau coal plant in Germany.

•	NRG’s Thermal Assets: The Company’s thermal and chilled water businesses generate approximately 1,020MW thermal equivalents in five American cities.
To give you an idea of the value of NRG’s asset portfolio excluding Texas, in August 2005, a month before NRG announced its acquisition of Texas Genco, the stock market ascribed a firm value to NRG of approximately $6.4 billion, based on an asset portfolio that has not changed materially from the one described above. As mentioned earlier, Exelon’s original offer does not even adequately compensate you for the full value of our three baseload plants in Texas, much less the rest of our valuable business in Texas. On top of that, Exelon’s proposal seeks to take for Exelon’s stockholders 100% of the value of NRG’s entire non-Texas business, more than 13,000MW of generating facilities.
AS NRG HAS DEMONSTRATED EVEN DURING THIS RECESSION AND WITH THE EXELON HOSTILE TAKEOVER ATTEMPT PENDING, NRG NEVER STOPS LAYING THE FOUNDATION FOR FUTURE VALUE CREATION. . .
During the eight months since Exelon first announced its hostile takeover attempt, NRG:
➢	Completed the acquisition of the retail electricity business of Reliant Energy;

➢	Sold the MIBRAG lignite business in Germany;

➢	Acquired the principal advanced development assets of eSolar;

➢	Completed the Elbow Creek wind project and the Cedar Bayou 4 CCGT project;

➢	Began construction of the 150MW Langford Wind Project and the 400MW GenConn peakers in Connecticut;

➢	Advanced to the final due diligence phase for the DOE nuclear loan guarantee for STP 3&4 while advancing other stimulus project applications as well;

➢	Secured a $534 million nonrecourse debt financing for the GenConn projects;

➢	Arranged $700 million of debt financing in anticipation of collapsing the ring fence credit arrangements around the Reliant retail business;

➢	Received a credit rating upgrade from Standard & Poor’s; and

➢	Achieved record full-year EBITDA and free cash flow performance for 2008.
During that same time, it is not apparent what if any comparable value creating measures Exelon has engaged in.
The NRG Board strongly believes that the value of the strategic initiatives that the Company has engaged in so successfully belong to you, not to the shareholders of Exelon. The Board also believes future value creation by NRG should belong to you unless Exelon is willing to pay appropriate value for all of NRG’s assets and opportunities.
AS THE OWNERS OF NRG, YOU NEED AND DESERVE AN EXPERIENCED
AND
INDEPENDENT BOARD OF DIRECTORS, BEHOLDEN TO NO THIRD PARTY,
TO SUPERVISE AND ASSIST US AS WE MOVE FORWARD
WHILE PROTECTING THE VALUE OF YOUR INVESTMENT IN NRG
NRG’s Board of Directors, working with and through NRG’s management team, has positioned the Company not only to survive, but to flourish in economic down cycles as well as in up cycles. Over the past several months, under difficult economic and financial market conditions, the Company has shown not only resilience and steadfastness but—through the Reliant and other transactions—a nimbleness to capture substantial value in the external market whenever and in whichever direction the opportunity presents itself.
You should give careful consideration to what the Board candidates nominated by Exelon will focus on and how they are likely to act should you elect them on to the NRG Board. We recommend you vote against any such outcome and in favor of the current directors of NRG who have overseen significant value creation at NRG and are in the best position to assess the reasonableness of any current or future Exelon offer against the other opportunities available to optimize NRG value at the time.
VOTE “FOR” YOUR BOARD’S NOMINEES ON THE WHITE PROXY
CARD TODAY AND AGAINST THE BOARD EXPANSION PROPOSAL
SPONSORED BY EXELON
We believe that Exelon’s proposals for the Annual Meeting are merely a means to force through an inadequate and highly conditional exchange offer that would not properly compensate NRG stockholders.
To vote against that potential outcome, please sign, date and return the enclosed WHITE proxy card promptly after you receive it. You may also vote by phone or Internet by following the instructions on your WHITE proxy card. Do not vote the Exelon proxy card at all as it may cancel your previous vote for NRG.
Your vote is important, no matter how many shares you own. If you have any questions or need any assistance voting your shares, please contact MacKenzie Partners, Inc., which is assisting NRG in this matter, at 800.322.2885.

On behalf of NRG’s Board of Directors, we thank you for your continued support.
Sincerely,

David Crane	Howard Cosgrove
President and Chief Executive Officer	Chairman of the Board
Important Information
In connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”), NRG Energy, Inc. (“NRG”) has filed a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. In response to the exchange offer proposed by Exelon Corporation referred to in this communication, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of NRG.
Investors and stockholders will be able to obtain free copies of NRG’s definitive proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, any amendments or supplements to the proxy statement and/or the Schedule 14D-9, any other documents filed by NRG in connection with the 2009 Annual Meeting and/or the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of the definitive proxy statement, the Solicitation/ Recommendation Statement on Schedule 14D-9, and any amendments and supplements to these documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Detailed information regarding the names, affiliations and interests of NRG’s directors and executive officers is available in the definitive proxy statement for the 2009 Annual Meeting, which was filed with the SEC on June 16, 2009.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

Your vote is important, no matter how many or how few shares you own!
If you have any questions, require assistance with voting your WHITE proxy card, or need additional copies of the NRG proxy materials, please contact:
proxy@mackenziepartner
s.com
(212) 929-5500 (Call Collect)
Or
TOLL-FREE (800) 322-2885
To vote your shares, please sign, date and return the enclosed WHITE proxy card by mailing it in the enclosed preaddressed, stamped envelope. Or you may vote the WHITE proxy card via phone or Internet by following the instructions on the card.
We encourage you to disregard and not return any blue proxy cards that you receive from Exelon.